

IT'S TIME TO STREAM SMARTER. ™

Investor Relations: invest@vuniverse.com
917.994.1245

Winter 2021/2022



ABOUT US

VU is the subscription app for the streaming universe delivering personalized recommendations without compromising user privacy and security.



A PROBLEM WE ALL FACE

Streaming has taken over our living rooms and mobile devices. We have more choices than ever, and finding what to watch among multiple services just takes too long.

THE SOLUTION: VU

Introducing VU by VUniverse, the app developed to help people find what to watch fast, informed by individuality. Our approach is completely unique to the space, marrying mathematics with human behavior. User data remains private and protected, not sold. VU offers engaging, insightful, and fun features that will deliver a premium streaming experience.





TARGET CUSTOMER

Households with 3 or more streaming services. That total number of households/TAM is 48+ million
with 102 million users.

SAAS REVENUE MODEL



VU Monthly Recurring Revenue

4M
3M
2M
1M

MRR

Subs

V2.0   V2.0 + 3   V2.0 + 6   V2.0 + 9   V2.0 + 12   V2.0 + 15   V2.0 + 18   V2.0 + 21

FUNDING SUMMARY

We closed our pre-seed round of $1Million in January 2021. We are now raising $3.0 Million in a Series Seed
round. Capital to be directed toward product refinement/engineering, privacy protocols, process patents, and
marketing in preparation for our upcoming V2.0 launch.



VU
VUNIVERSE

FOUNDERS & EXECUTIVE TEAM

Founded and built by entertainment alums who love storytelling.





Co-Founder
Monica Brady
Golden Trailer Awards



Co-Founder
Evelyn Watters
Golden Trailer Awards



Operations Officer
Jude Byrnes
DOD, CodeLynx, TSPS



CCO
Scott Weiland
Publicis, R/GA



Data Privacy
William Killgallon
GE, Twitter, DOD



CTO
Joey Adarkwah
MoviePass, TIAA, BoA



Marketing Advisor
Nestor Padilla-Tiller
New Dawn Collective



Marketing Strategist
Stephen Papageorge
Genuine Overkill, LV



VU
VUNIVERSE

AWARDS & RECOGNITION



Founders of VUniverse Interviewed at Nasdaq
https://www.youtube.com/watch?v=aiVq3qKXur0



INNOVATION AWARD
SXSW
2020 FINALIST



MOST
Fundable
COMPANIES®
SEMI-FINALIST

Pepperdine Most Fundable Companies 2020



VU
VUNIVERSE

VU SIZZLE VIDEO



Click above or Video Available at: https://vimeo.com/513843555

